Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended
March 31,
2018
Income before income and mining tax and other items (1)	$283
Adjustments:
Fixed charges excluding capitalized interest	57
Earnings available for fixed charges	$340
Fixed Charges:
Interest expense, net (2)	$53
Portion of rental expense representative of interest	4
Fixed charges added to earnings	57
Capitalized interest	8
Total Fixed Charges	$65
Ratio of earnings to fixed charges	5.23

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.